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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                   SCHEDULE 13G


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*



                            Toymax International, Inc.

                                  (Name of Issuer)

                     Common Stock, par value $0.01 per share

                           (Title of Class of Securities)

                                      892268-10-3
                                   (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  892268-10-3             13G                 Page 2 of 6 Pages
-----------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David Ki Kwan Chu
-----------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) / X /
                                                       (b) /   /

-----------------------------------------------------------------------------------
3    SEC USE ONLY



-----------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong (China)


-----------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
                            --
NUMBER OF           ---------------------------------------------------------------
 SHARES             6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 4,330,335
EACH PERSON         ---------------------------------------------------------------
  WITH              7    SOLE DISPOSITIVE POWER
                            --
                    ---------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         4,330,335
                    ---------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,330,335

-----------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-----------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     40.8%

-----------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!


                                   Page 2 of 6 Pages

CUSIP No.  892268-10-3             13G                 Page 3 of 6 Pages
-----------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Frances Shuk Kuen Leung
-----------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) / X /
                                                       (b) /   /

-----------------------------------------------------------------------------------
3    SEC USE ONLY



-----------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Hong Kong (China)


-----------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

NUMBER OF                 --
 SHARES             ---------------------------------------------------------------
BENEFICIALLY        6    SHARED VOTING POWER
 OWNED BY                4,330,335
EACH PERSON         ----------------------------------------------------------------
   WITH              7   SOLE DISPOSITIVE POWER

                          --
                    ---------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         4,330,335
-----------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,330,335

-----------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



-----------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     40.8%

-----------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN


-----------------------------------------------------------------------------------

                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                   Page 3 of 6 Pages

CUSIP No.  892268-10-3             13G                 Page 4 of 6 Pages
--------------------------------------------------------------------------------
ITEM 1.   Name and Address of Issuer's Principal Executive Offices:

          (a)  Toymax International, Inc. ("Toymax")

          (b)  125 East Bethpage Road
                    Plainview, New York  11803


ITEM 2.   (a) - (c) Name, Principal Business Address, and Citizenship of Persons
          Filing:

                (1) David Ki Kwan Chu
                    Units A and B, CDW Building
                    382-392 Castle Peak Road
                    Tsuen Wan, N.T., Hong Kong
                    Citizenship:  Hong Kong (China)

                (2) Frances Shuk Kuen Leung
                    Units A and B, CDW Building
                    382-392 Castle Peak Road
                    Tsuen Wan, N.T., Hong Kong
                    Citizenship:  Hong Kong (China)

          (d)  Common Stock, par value $0.01 per share (the "Common Stock")

          (e)  892268-10-3

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

ITEM 4.   Ownership

          The information in Items 1 and 5 through 11 on the cover pages (pp. 2-3) on Schedule 13G is hereby incorporated by reference.

          All of the 4,330,335 shares of Common Stock reported by the Reporting Persons are owned by Best Phase Limited, a British Virgin Islands corporation, of which Mr. Chu and Ms. Leung own 100% of the outstanding shares. Mrs. Leung is the wife of Mr. Chu and they are deemed to be beneficial owners of each other's shares of Common Stock.

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not Applicable


                                   Page 4 of 6 Pages

CUSIP No.  892268-10-3             13G                 Page 5 of 6 Pages
--------------------------------------------------------------------------------
ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not Applicable

ITEM 8.   Identification and Classification of Members of the Group

          Not Applicable

ITEM 9.   Notice of Dissolution of Group

          Not Applicable

ITEM 10.  Certification

          Not Applicable




                                      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



       /s/ David Ki Kwan Chu                                       3/4/98
     --------------------------------------                 --------------------
     David Ki Kwan Chu                                              Date


       /s/ Frances Shuk Kuen Leung                                 3/4/98
     --------------------------------------                 --------------------
     Frances Shuk Kuen Leung                                        Date




                                   Page 5 of 6 Pages

CUSIP No.  892268-10-3             13G                 Page 6 of 6 Pages




                                      EXHIBIT A

                                Joint Filing Agreement



     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Toymax International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement as of the 4th day of March 1998.


                                    /s/ David Ki Kwan Chu
                                   --------------------------------------------
                                   David Ki Kwan Chu


                                    /s/ Frances Shuk Kuen Leung
                                   --------------------------------------------
                                   Frances Shuk Kuen Leung



                                  Page 6 of 6 Pages